SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 205

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K   ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

New York Mortgage Trust, Inc.

Full Name of Registrant

Former Name if Applicable

1301 Avenue of the Americas, 7th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10019

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

As previously announced, Registrant entered into a definitive agreement dated February 6, 2007 to sell certain assets of the retail mortgage banking platform of its wholly owned taxable REIT subsidiary, The New York Mortgage Company, LLC, to IndyMac Bank, F.S.B. Registrant anticipates that the transaction will be completed by the early part of Registrant’s second quarter, at which time it will effectively exit the retail mortgage origination business. Due to the timing of the anticipated closing and the effect of the transaction on the Registrant’s accounting processes, Registrant is not able to file its Annual Report on Form 10-K by the prescribed filing date without unreasonable expense and effort. The Registrant expects that it will be able to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven R. Mumma	(212)	634-2411
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New York Mortgage Trust, Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	/s/ Steven R. Mumma
Name: Steven R. Mumma Title: Chief Financial Officer